
    EXHIBIT 11  COMPUTATION OF EARNINGS PER SHARE
    (Dollars in thousands except per share data)



                                            Third Quarter              Nine Months
                                           1995        1994          1995        1994

    Net income......................... $  34,197   $  29,807     $ 100,733   $  86,183

    Preferred dividends................         7          46            70         277

    Income available to common
      shareholders..................... $  34,190   $  29,761     $ 100,663   $  85,906




    Weighted average of common
     stock equivalents.................    30,052      29,831        30,031      29,866

    Weighted average of preferred
      stock convertible to common
      stock equivalents................        59         201            97         430

    Weighted average of fully
     diluted common stock equivalents..    30,111      30,032        30,128      30,296


    Primary earnings per share
      (income available to common
      shareholders divided by weighted
      average of common stock
      equivalents)..................... $    1.14   $    1.00     $    3.35   $    2.88


    Fully diluted earnings per share
      (net income divided by weighted
      average of fully diluted
      common stock equivalents)........ $    1.14   $    0.99     $    3.34   $    2.84



    Note: The effect of stock options outstanding are not dilutive to earnings per share as defined in APB 15 and therefore are not included with the above calculations.



